Volaris amends bylaws to allow virtual meetings for Board of Directors and Committees

Mexico City, Mexico, May 3, 2024 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra low cost airline, operating in Mexico, United States, Central and South America, announced today that, by a unanimous vote of shareholders in attendance who exercised their right to vote at the Extraordinary General Shareholders' Meeting of the Company held on April 19, 2024 (the “Shareholders Meeting”), a partial reform of the bylaws of the Company (the “Partial Reform”) was approved that will allow the Company to hold meetings of the Board of Directors and of Committees of the Company virtually through electronic, optical or any other technology, among certain other matters. The Partial Reform was permitted as a result of certain amendments to various articles of the Mexican General Corporations Law (which effectively supplement the requirements of the Mexican Securities Market Law in this context) published on October 20, 2023, in the Mexican Official Gazette of the Federation.

As a result of the Partial Reform, these meetings will be able to be held in person, virtually through the use of electronic, optical or any other technology, or in a hybrid format, and will be deemed of equal validity and effect as if held in person.

In compliance with the resolutions adopted at the Shareholders Meeting and due to the Partial Reform, the Company's bylaws were restated and notarized on May 2, 2024.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 198 and its fleet from 4 to 134 aircraft. Volaris offers more than 450 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net